Exhibit 6

Royal Olympic Cruise Lines Applies for NASDAQ SmallCap Listing – Application is subject to NASDAQ staff approval

PIRAEUS, May 12, 2004 – Royal Olympic Cruise Lines (Nasdaq, ROCLF) announced today that, as a result of its inability to maintain a minimum market value of publicly held shares (“MVPHS”) of $5 million over the previous 90 consecutive calendar days, as required by Marketplace Rule 4450(e)(1), and the advice by The Nasdaq Stock Market, Inc. that the company will be de-listed from the NASDAQ National Market at the opening of business on May 13, 2004, as previously reported on May 10, 2004,  the company has decided to exercise its right  to apply to Nasdaq to transfer its securities to The Nasdaq SmallCap Market (“SmallCap Market”), and is doing so today.

According to Nasdaq rules, upon the Company submitting its transfer application and paying the applicable listing fees by May 11, 2004, initiation of the delisting proceedings will be stayed pending Nasdaq staff’s review of the transfer application. The transfer application is subject to Nasdaq approval, and there can be no assurance at this time of the result.

Royal Olympic Cruise Lines is currently operating two cruise ships owned by subsidiary companies that are  under the protection of Article 45 of the Greek Courts.  Discussions with creditors and lenders continue and the company continues to seek capital needed to continue operations of the company.

This press release contains forward looking statements. Forward looking statements can be identified in many cases by the use of terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “continue”, or other terms. These statements are based on assumptions that are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control and may cause our business activities and results, including the results of any discussion between Royal Olympic and creditors of the debtors, to be materially different from those that are implied by the forward-looking statements.  Although we believe that the expectation expressed in our forward-looking statement are reasonable, we cannot assure you of any further business activity or result.

For further information, please contact:

Jim Lawrence

Tel: 203 406 0106 ext 13